Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of July 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 26, 2007

List of materials

Documents attached hereto:


i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2007


                                                   Sony Corporation
                                                   1-7-1 Konan, Minato-ku
                                                   Tokyo 108-0075 Japan

                                                   No: 07-066E
                                                   3:00 P.M. JST, July 26, 2007

                     Consolidated Financial Results
                for the First Quarter Ended June 30, 2007

Tokyo, July 26, 2007 -- Sony Corporation today announced its consolidated results for the first quarter of the fiscal year ending March 31, 2008 (April 1, 2007 to June 30, 2007).

      (Billions of yen, millions of U.S. dollars, except per share amounts)
                                               First quarter ended June 30
                             2006            2007       Change        2007*
                                                        in Yen
                          -------         -------       ------      ------
Sales and operating      Y1,744.2        Y1,976.5        +13.3%    $16,069
 revenue
Operating income             27.0            99.3       +267.2         808
Income before income         54.0            83.8       + 55.0         681
 taxes
Equity in net income          3.6            22.0       +506.4         178
 of affiliated
 companies
Net income                   32.3            66.5       +105.8         540

Net income per share
 of common stock
 - Basic                   Y32.25          Y66.29       +105.6       $0.54
 - Diluted                  30.75           63.14       +105.3        0.51

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y123=U.S.$1, the approximate Tokyo foreign exchange market rate as of June 29, 2007.

Consolidated Results for the First Quarter Ended June 30, 2007
--------------------------------------------------------------

Sales and operating revenue ("sales") increased 13.3% (a 7% increase on a local currency basis) compared with the same quarter of the previous fiscal year. (For all references herein to sales on a local currency basis, see Note.)

Electronics segment sales increased 11.6% (a 4% increase on a local currency basis). Products such as Cyber-shot(TM) digital cameras, BRAVIA(TM) LCD televisions and Handycam(R) video cameras contributed to the sales increase; however, sales declined for products such as LCD rear-projection televisions and CRT televisions. In the Game segment, sales increased 60.5% compared to the same quarter of the previous fiscal year primarily as a result of the contribution to sales from PLAYSTATION(R)3 ("PS3"), which was released during the second half of last fiscal year. In the Pictures segment, there was a 13.0% increase in revenue mainly due to the highly successful worldwide theatrical performance of Spider-Man 3. In the Financial Services segment, revenue increased by 48.9% mainly due to an improvement in both valuation gains (losses) from convertible bonds in the general account and gains (losses) from investments in the separate account at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income increased 267.2% to Y99.3 billion ($808 million) compared to the same quarter of the previous fiscal year.

In the Electronics segment, operating income increased 77.3% compared to the same quarter of the previous fiscal year. This was primarily due to a positive impact from the depreciation of the yen versus the U.S. dollar and the Euro, as well as an increase in sales of semiconductors to the Game segment. In the Game segment, the operating loss increased primarily due to the loss arising from strategic pricing of PS3 at points lower than its production cost. In the Pictures segment, operating income was recorded compared to an operating loss recorded in the same quarter of the previous fiscal year primarily as a result of higher sales in the home entertainment market of prior fiscal year films as well as lower overall theatrical marketing expenses on upcoming summer releases incurred in the current quarter. In the Financial Services segment, there was an increase in operating income mainly attributable to the above-mentioned improvement in valuation gains (losses) from convertible bonds in the general account at Sony Life.

Restructuring charges, which are recorded as operating expenses, amounted to Y3.4 billion ($28 million) for the quarter compared to Y10.7 billion for the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y2.6 billion ($21 million) compared to Y10.1 billion in the same quarter of the previous fiscal year.

Income before income taxes increased 55.0% compared to the same quarter in the previous fiscal year due to the increase in operating income mentioned above, although there was a decrease in the net effect of other income and expenses. The lower net effect of other income and expenses was a result of the recording of a net foreign exchange loss in the current quarter versus the net foreign exchange gain recorded in the same quarter of the previous fiscal year. In addition, there was a gain of Y18.0 billion recorded for the change in ownership interests in subsidiaries and investees during the same quarter in the previous fiscal year from the sale of a majority ownership interest in StylingLife Holdings Inc. ("StylingLife"), a holding company comprised of Sony's six retail businesses.

Income taxes: During the current quarter, Sony recorded Y39.7 billion ($322 million) of income taxes resulting in an effective tax rate of 47.3%. The effective tax rate for the current quarter exceeded the Japanese statutory tax rate primarily due to the recording of an additional tax provision for the undistributed earnings of Sony Ericsson Mobile Communications AB ("Sony Ericsson").

Equity in net income of affiliated companies increased 506.4% to Y22.0 billion ($178 million) compared to the same quarter of the previous fiscal year. Sony recorded equity in net income for Sony Ericsson of Y17.7 billion ($144 million), an increase of Y7.5 billion compared to the same quarter of the previous year. Sony also recorded equity in net income of Y1.2 billion ($10 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), an improvement of Y5.8 billion from the equity in net loss recorded in the same quarter of the previous fiscal year, primarily due to lower marketing, overhead and restructuring expenses as well as a gain on the sale of an interest in a joint venture of SONY BMG. Equity in net income of Y1.5 billion ($12 million) was recorded for S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., an improvement of Y1.8 billion compared to the same quarter of the previous fiscal year.

Sony did not record any equity gain or loss for Metro-Goldwyn-Mayer Inc. ("MGM") during the current quarter compared to equity in net loss of Y2.6 billion recorded in the same quarter of the prior fiscal year. As of March 31, 2007, Sony no longer has any book basis in MGM and accordingly, no additional losses are recorded.

As a result of the changes in the items discussed above, net income increased 105.8% to Y66.5 billion ($540 million) compared to the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment
----------------------------------------------------

"Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income (loss)" in each business segment represents operating income (loss) recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
-----------
                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
                              2006           2007       Change       2007
                                                        in Yen
                           -------        -------       ------     ------
Sales and operating       Y1,280.9       Y1,429.3        +11.6%   $11,621
 revenue
Operating income              47.4           84.1        +77.3%       684

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 11.6% compared to the same quarter of the previous fiscal year (a 4% increase on a local currency basis). Sales to outside customers increased 6.9% compared to the same quarter of the previous fiscal year. There was an increase in sales of products including "Cyber-shot" digital cameras, which experienced favorable sales in all regions, "BRAVIA" LCD televisions, which experienced higher unit sales outside of Japan, and Handycam(R) video cameras, which recorded increased sales primarily in the U.S. and Europe. On the other hand, there was a decrease in sales of several products including LCD rear-projection televisions and CRT televisions, as the market for such products is shrinking.

Operating income of Y84.1 billion ($684 million) was recorded, a 77.3% increase compared to the same quarter of the previous fiscal year. This was primarily the result of a positive impact from the depreciation of the yen versus the U.S. dollar and the Euro, as well as an increase in sales. With regard to products within the Electronics segment, the improvement was mainly attributable to "Cyber-shot" digital cameras, system LSIs, which saw a contribution from the sales of semiconductors for PS3, and Handycam(R) video cameras. This was partially offset by a decrease in contribution from other products including "BRAVIA" LCD televisions, due to unit price declines.

Inventory, as of June 30, 2007, was Y928.4 billion ($7,548 million), which increased Y120.8 billion, or 15.0%, compared with the level as of June 30, 2006 and an increase of Y202.6 billion, or 27.9%, compared with the level as of March 31, 2007.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------

The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.


                                                      (Millions of Euros)
                                                   Quarter ended June 30
                                    2006              2007        Change
                                                                in Euros
                                --------          --------      --------
Sales and operating revenue     EUR2,272          EUR3,112           +37%
Income before income taxes           211               327           +55
Net income                           143               220           +54

Sales for the current quarter increased by 37% compared to the same period of the previous year. Results were boosted by sales of successful models such as Walkman(R) and "Cyber-shot" phones. As a result, Sony recorded equity in net income of Y17.7 billion ($144 million).

Game
----
                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
                             2006            2007       Change       2007
                                                        in Yen
                           ------          ------       ------     ------
Sales and operating        Y122.5          Y196.6        +60.5%    $1,598
 revenue
Operating income            (26.8)          (29.2)           -       (237)
 (loss)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 60.5% compared with the same quarter of the previous fiscal year (a 49% increase on a local currency basis).

Hardware: Overall hardware sales increased as a result of the contribution to sales from PS3, which was released during the second half of last fiscal year, in addition to increased unit sales of PlayStation(R)2 ("PS2") and PSP(R) (PlayStation(R)Portable) ("PSP").

Software: Overall software sales increased as a result of the contribution from PS3 software sales, in addition to an increase in PS2 software sales.

An operating loss of Y29.2 billion ($237 million) was recorded, a Y2.4 billion deterioration compared to the same quarter of the previous fiscal year. This deterioration was primarily due to the loss arising from the strategic pricing of PS3 at points lower than its production cost, although operating income from software increased due to further hardware penetration in the market.

Worldwide hardware unit sales (increase compared to the same quarter of the previous fiscal year):*

  ->      PS2: 2.70 million units (an increase of 0.37 million units)
  ->      PSP: 2.14 million units (an increase of 0.73 million units)
  ->      PS3: 0.71 million units

Worldwide software unit sales (increase/decrease compared to the same quarter of the previous fiscal year):*

  ->      PS2: 31.1 million units (a decrease of 1.6 million units)
  ->      PSP:  9.9 million units (an increase of 0.6 million units)
  ->      PS3:  4.7 million units

*Beginning with the quarter ended June 30, 2007, the method of reporting hardware and software unit sales has been changed from production shipments to recorded sales.

Inventory, as of June 30, 2007, was Y227.0 billion ($1,846 million), which represents a Y105.0 billion, or 86.1%, increase compared with the level as of June 30, 2006. This increase was primarily due to the buildup of finished goods inventory following the introduction of the PS3 platform in Japan, North America, and Europe. Inventory increased by Y28.2 billion, or 14.2%, compared with the level as of March 31, 2007.

Pictures
--------
                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
                              2006            2007      Change       2007
                                                        in Yen
                            ------          ------      ------     ------
Sales and operating         Y204.8          Y231.4       +13.0%    $1,881
 revenue
Operating income              (1.2)            3.3           -         26
 (loss)


Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 13.0% compared with the same quarter of the previous fiscal year (a 7% increase on a U.S. dollar basis). Sales increased primarily due to the highly successful worldwide theatrical performance of Spider-Man 3 combined with growth in advertising revenues from several of SPE's international channels.

Operating income of Y3.3 billion ($26 million) was recorded as compared to an operating loss of Y1.2 billion in the same quarter of the previous fiscal year. The current quarter's results benefited from sales in the home entertainment market of such films as Casino Royale and Stomp the Yard that were released in the prior fiscal year. Operating income also benefited from lower theatrical marketing expenses incurred for upcoming summer releases compared to the same quarter of the prior year. These benefits were partially offset by the U.S. theatrical under-performance of Surf's Up and lower home entertainment sales from acquired third-party product.

Financial Services
------------------
                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
                             2006            2007       Change       2007
                                                        in Yen
                           ------          ------       ------     ------
Financial service          Y124.1          Y184.8        +48.9%    $1,503
 revenue
Operating income              4.6            33.8       +637.1        274

In Sony's Financial Services segment, results include Sony Financial Holdings Inc., Sony Life, Sony Assurance Inc., Sony Bank Inc. and Sony Finance International Inc. Also, unless otherwise specified, all amounts are reported on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial service revenue increased 48.9% compared with the same quarter of the previous fiscal year, due to an increase in revenue at Sony Life. Revenue at Sony Life was Y161.8 billion ($1,316 million), a Y63.7 billion or 64.9% increase compared with the same quarter of the previous fiscal year. The main reason for this higher revenue was an improvement in both valuation gains (losses) from convertible bonds in the general account and gains (losses) from investments in the separate account, and an increase in insurance premium revenue reflecting an increase in policy amounts in force.

Operating income increased 637.1% compared with the same quarter of the previous fiscal year as a result of a significant increase in operating income at Sony Life. Operating income at Sony Life was Y34.6 billion ($281 million), a Y31.5 billion, or 1,018.0% increase compared with the same quarter of the previous fiscal year, due to the above-mentioned improvement in valuation gains (losses) from convertible bonds in the general account, and an increase in insurance premium revenue reflecting an increase in policy amounts in force.

All Other
---------
                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
                             2006            2007       Change       2007
                                                        in Yen
                            -----           -----         ----       ----
Sales and operating         Y88.1           Y84.2         -4.5%      $684
 revenue
Operating income              4.7             7.8        +63.9         63

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 4.5% compared with the same quarter of the previous fiscal year. This sales decrease is due to the fact that two months of consolidated results for six of Sony's retail businesses were included within All Other in the same quarter of the previous fiscal year. However, the results of these businesses were deconsolidated as of June 1, 2006 due to the sale by Sony Corporation of its majority ownership interest in StylingLife, a holding company comprised of the above-mentioned six retail businesses, during the first quarter of the previous fiscal year.

Sales increased at Sony Music Entertainment (Japan) Inc. ("SMEJ") mainly as a result of an increase in consignment sales of non-SMEJ titles and album sales compared to the same quarter of the previous fiscal year. Best-selling albums and singles during the current quarter included CAN'T BUY MY LOVE by YUI, ALL YOURS by Crystal Kay and EPopMAKING-Pop tono Sogu- by BEAT CRUSADERS.

Operating income increased 63.9% compared with the same quarter of the previous fiscal year. This increase was principally a result of the increased sales recorded at SMEJ as well as higher fee revenue from new subscribers at So-net Entertainment Corporation.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------

The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.
                                              (Millions of U.S. dollars)
                                                  Quarter ended June 30
                                2006              2007        Change in
                                                           U.S. Dollars
                                ----              ----             ----
Sales and operating revenue     $872              $875             +0.3%
Income (loss) before income      (73)               31                -
 taxes
Net income (loss)                (81)               21                -

During the quarter ended June 30, 2007, sales at SONY BMG increased by 0.3% compared to the same quarter of the previous year due to the strength of several releases combined with the growth in digital sales being offset by the decline in the worldwide physical music market. SONY BMG recorded income before income taxes of $31 million, as compared to a loss before income taxes of $73 million in the same quarter of the previous fiscal year. Income before income taxes includes $29 million of restructuring charges, a decrease of $18 million year-on-year. Though sales were essentially unchanged from the prior year, profitability improved primarily due to lower marketing, overhead and restructuring expenses as well as a gain on the sale of an interest in a joint venture of SONY BMG. As a result, Sony recorded equity in net income of Y1.2 billion ($10 million). Best selling releases during the quarter included Avril Lavigne's The Best Damn Thing, Kelly Clarkson's My December and R. Kelly's Double Up.

Cash Flows
----------

The following charts show Sony's unaudited condensed statements of cash flows for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flows - Consolidated (Excluding Financial Services segment)
-------------------------

                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
Cash flows                   2006            2007       Change       2007
                                                        in Yen
                           ------          ------       ------     ------
- From operating          Y(189.1)        Y(135.9)      Y+53.3    $(1,104)
   activities
- From investing           (100.4)         (110.7)       -10.3       (900)
   activities
- From financing             95.8            37.9        -57.9        308
   activities
Cash and cash               585.5           522.9        -62.6      4,251
 equivalents at
 beginning of the
 fiscal year
Cash and cash               381.6           327.1        -54.4      2,660
 equivalents at
 June 30

Operating Activities: During the current quarter, despite a decrease in notes and accounts receivable, trade, cash flows from operating activities resulted in a net use of cash. This was due primarily to increased inventory in the Electronics segment of LCD televisions and of semiconductors for the PS3, as well as a result of a decrease in notes and accounts payable, trade.

Investing Activities: During the current quarter, net cash used within the Electronics segment was for the purchase of fixed assets, principally semiconductor fabrication equipment, and part of the investment in S-LCD with respect to the manufacturing facilities for 8th generation TFT LCD panels.

As a result, total net cash used by operating activities and used in investing activities during the current quarter was Y246.5 billion ($2,004 million).

Financing Activities: During the current quarter, an increase in short-term borrowings was partially offset by dividend payments.

Cash and Cash Equivalents: As a result of the above factors, and taking into account the effect of foreign currency exchange rate fluctuations, the total balance of cash and cash equivalents was Y327.1 billion ($2,660 million) at June 30, 2007, which was a decrease of Y195.7 billion compared to March 31, 2007 and a decrease of Y54.4 billion compared to June 30, 2006.

Cash Flows - Financial Services segment
---------------------------------------

                               (Billions of yen, millions of U.S. dollars)
                                              First quarter ended June 30
Cash flows                   2006            2007       Change       2007
                                                        in Yen
                            -----           -----       ------      -----
- From operating            Y91.9           Y41.6       Y-50.4       $338
   activities
- From investing            (40.1)         (291.3)      -251.2     (2,368)
   activities
- From financing              9.4            95.9        +86.6        780
   activities
Cash and cash               117.6           277.0       +159.4      2,252
 equivalents at
 beginning of the
 fiscal year
Cash and cash               178.8           123.2        -55.6      1,002
 equivalents at
 June 30

Operating Activities: Net cash provided by operating activities was generated due to an increase in revenue from insurance premiums, primarily reflecting an increase in policy amounts in force at Sony Life.

Investing Activities: Payments for investments and advances mainly carried out at Sony Life exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances.

Financing Activities: In addition to an increase in policyholders' accounts at Sony Life, there was an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y123.2 billion ($1,002 million) at June 30, 2007, which was a decrease of Y153.8 billion compared to March 31, 2007 and a decrease of Y55.6 billion compared to June 30, 2006.

Note
----

During the quarter ended June 30, 2007, the average value of the yen was Y119.8 against the U.S. dollar and Y161.2 against the Euro, which was 5.3% lower against the U.S. dollar and 11.8% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Sales on a local currency basis described herein reflect sales obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter. Sales on a local currency basis are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that sales on a local currency basis provide additional useful analytical information to investors regarding operating performance.

Outlook for the Fiscal Year ending March 31, 2008
-------------------------------------------------

Our forecast for the fiscal year ending March 31, 2008, is unchanged from the forecast of May 16, 2007 as per the table below.

In addition to first quarter operating results that exceeded Sony's May forecast, the assumed foreign currency exchange rates for the second quarter and thereafter have been revised to reflect a decline in value of the yen compared to the May forecast. However, we are more cautious about the business environment for the remainder of the fiscal year for the Electronics and Game segments compared to our May forecast.

                                                       Change from
                                                          previous
                                                       fiscal year
Sales and operating revenue        Y8,780 billion               +6%
Operating income                      440 billion             +513
(Restructuring charges recorded        35 billion              -10)
 as operating expenses
Income before income taxes            420 billion             +312
Equity in net income of
 affiliated companies                  80 billion               +2
Net income                            320 billion             +153

Capital expenditures                 Y440 billion               +6
 (additions to fixed assets)*
Depreciation and amortization**       430 billion               +7
(Depreciation expenses for           (350 billion)            (+11)
 tangible assets)
Research and development expenses     550 billion               +1

* Investments in S-LCD are not included within the forecast for capital expenditures.

** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Assumed foreign currency exchange rates for the remainder of the fiscal year: approximately Y117 to the U.S. dollar and approximately Y158 to the Euro.

Cautionary Statement
--------------------

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony's ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony's ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony's joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; and (xi) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful asset liability management in the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.





(Unaudited)
Consolidated Balance Sheets
---------------------------

                                     (Millions of yen, millions of U.S. dollars)
               June 30               June 30                June 30    March 31
                          -----------------------------
      ASSETS      2006         2007    Change from 2006        2007        2007
             ---------    ---------    ----------------     -------   ---------
Current
  assets:
  Cash and   Y 560,400    Y 450,368   Y -110,032  -19.6 %   $ 3,662   Y 799,899
   cash
   equiv-
   alents
  Marketable   461,655      516,014      +54,359  +11.8       4,195     493,315
   securities
  Notes      1,125,063    1,268,374     +143,311  +12.7      10,312   1,490,452
   and
   accounts
   receivable,
   trade
  Allowance    (85,384)    (110,843)     -25,459  +29.8        (901)   (120,675)
   for
   doubtful
   accounts
   and sales
   returns
  Inventories  948,126    1,189,195     +241,069  +25.4       9,668     940,875
  Deferred     200,966      230,458      +29,492  +14.7       1,874     243,782
   income
   taxes
  Prepaid      537,180      780,428     +243,248  +45.3       6,344     699,075
   expenses
   and other
   current
   assets
             ---------    ---------      -------            -------   ---------
             3,748,006    4,323,994     +575,988  +15.4      35,154   4,546,723

Film costs     355,609      309,841      -45,768  -12.9       2,519     308,694

Investments
 and
 advances:
  Affiliated   296,261      467,121     +170,860  +57.7      3,798      448,169
   companies
  Securities 3,235,834    3,668,091     +432,257  +13.4     29,822    3,440,567
   investments
   and other
             ---------    ---------      -------           -------    ---------
             3,532,095    4,135,212     +603,117  +17.1     33,620    3,888,736

Property, plant
and equipment:
  Land         179,824      169,454      -10,370   -5.8      1,378      167,493
  Buildings    945,258    1,004,770      +59,512   +6.3      8,169      978,680
  Machinery  2,375,891    2,554,261     +178,370   +7.5     20,766    2,479,308
   and
   equipment
  Construction 105,307       63,996      -41,311  -39.2        520       64,855
   in progress
  Less-     (2,167,871)  (2,343,545)    -175,674   +8.1    (19,053)  (2,268,805)
   Accumulated
   deprec-
   iation
             ---------    ---------      -------           -------    ---------
             1,438,409    1,448,936      +10,527   +0.7     11,780    1,421,531
Other assets:
  Intangibles, 204,130      234,848      +30,718  +15.0      1,909      233,255
   net
  Goodwill     292,497      310,842      +18,345   +6.3      2,527      304,669
  Deferred     385,152      398,619      +13,467   +3.5      3,241      394,117
   insurance
   acquisition
   costs
  Deferred     162,078      221,162      +59,084  +36.5      1,798      216,997
   income
   taxes
  Other        407,741      481,505      +73,764  +18.1      3,915      401,640
             ---------    ---------      -------           -------    ---------
             1,451,598    1,646,976     +195,378  +13.5     13,390    1,550,678
             ---------    ---------      -------           -------    ---------
          Y 10,525,717 Y 11,864,959 Y +1,339,242  +12.7%  $ 96,463 Y 11,716,362
             ---------    ---------      -------           -------    ---------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current
 liabilities:
  Short-term Y  81,422   Y  104,960    Y +23,538  +28.9%     $ 853     Y 52,291
   borrowings
  Current      188,232       40,652     -147,580  -78.4        331       43,170
   portion of
   long-term
   debt
  Notes and    836,632      974,084     +137,452  +16.4      7,919    1,179,694
   accounts
   payable,
   trade
  Accounts     762,463      885,328     +122,865  +16.1      7,198      968,757
   payable,
   other and
   accrued
   expenses
  Accrued       40,328       66,069      +25,741  +63.8        537       70,286
   income and
   other taxes
  Deposits     634,950      796,578     +161,628  +25.5      6,476      752,367
   from
   customers
   in the
   banking
   business
  Other        491,487      518,165      +26,678   +5.4      4,213      485,287
             ---------    ---------      -------           -------    ---------
             3,035,514    3,385,836     +350,322  +11.5     27,527    3,551,852

Long-term
liabilities:

  Long-term    868,204    1,024,604     +156,400  +18.0      8,330    1,001,005
   debt
  Accrued      175,042      190,590      +15,548   +8.9      1,550      173,474
   pension
   and
   severance
   costs
  Deferred     178,468      280,114     +101,646  +57.0      2,277      261,102
   income
   taxes
  Future     2,799,808    3,117,406     +317,598  +11.3     25,345    3,037,666
   insurance
   policy
   benefits
   and other
  Other        256,109      283,167      +27,058  +10.6      2,302      281,589
             ---------    ---------      -------           -------    ---------
             4,277,631    4,895,881     +618,250  +14.5     39,804    4,754,836


Minority        39,084       37,902       -1,182   -3.0        308       38,970
 interest in
 consolidated
 subsidiaries

Stockholders'
 equity:
  Capital      624,967      629,019       +4,052   +0.6      5,114      626,907
   stock
  Additional 1,138,213    1,146,403       +8,190   +0.7      9,320    1,143,423
   paid-in
   capital
  Retained   1,630,569    1,782,895     +152,326   +9.3     14,495    1,719,506
   earnings
  Accumulated (217,044)      (9,105)    +207,939  -95.8        (74)    (115,493)
   other
  comprehensive
  income
  Treasury      (3,217)      (3,872)        -655  +20.4        (31)      (3,639)
   stock,
   at cost
             ---------    ---------      -------           -------    ---------
             3,173,488    3,545,340     +371,852  +11.7     28,824    3,370,704
             ---------    ---------      -------           -------    ---------
          Y 10,525,717 Y 11,864,959 Y +1,339,242  +12.7%  $ 96,463 Y 11,716,362
             ---------    ---------      -------           -------    ---------



Consolidated Statements of Income
---------------------------------

           (Millions of yen, millions of U.S. dollars, except per share amounts)
                                                                         Fiscal
                                                                           year
                                                                          ended
                              First quarter ended June 30              March 31
                  2006         2007    Change from 2006       2007         2007
             ---------    ---------    ----------- ----    -------    ---------
Sales and
 operating
 revenue:
  Net      Y 1,599,536  Y 1,768,152   Y +168,616  +10.5%  $ 14,375  Y 7,567,359
   sales
  Financial    118,540      177,052      +58,512  +49.4      1,440      624,282
   service
   revenue
  Other         26,160       31,306       +5,146  +19.7        254      104,054
   operating
   revenue
            ---------    ---------      -------            -------     ---------
             1,744,236    1,976,510     +232,274  +13.3     16,069    8,295,695

Costs and
 expenses:
  Cost of    1,212,079    1,328,902     +116,823   +9.6     10,804    5,889,601
   sales
  Selling,     383,887      404,124      +20,237   +5.3      3,285    1,788,427
   general and
   administrative
  Financial    113,951      145,421      +31,470  +27.6      1,182      540,097
   service
   expenses
  (Gain)loss     7,271       (1,260)      -8,531      -        (10)       5,820
   on sale,
   disposal
   or impairment
   of assets,
   net
             ---------    ---------      -------           -------     ---------
             1,717,188    1,877,187     +159,999   +9.3     15,261    8,223,945


Operating       27,048       99,323      +72,275 +267.2        808       71,750
 income

Other income:
  Interest and   7,094        9,460       +2,366  +33.4         77       28,240
   dividends
  Foreign        2,542            -       -2,542      -          -            -
   exchange gain,
   net
  Gain on        3,901        1,380       -2,521  -64.6         11       14,695
   sale of
   securities
   investments,
   net
  Gain on       18,046            -      -18,046      -          -       31,509
   change in
   interest in
   subsidiaries
   and equity
   investees
  Other          4,767        6,452       +1,685  +35.3         53       20,738
             ---------    ---------      -------           -------     ---------
                36,350       17,292      -19,058  -52.4        141       95,182


Other expenses:
  Interest      5,411         7,044       +1,633  +30.2         57       27,278
  Loss on          16            41          +25 +156.3          1        1,308
   devaluation
   of securities
   investments
  Foreign           -        18,916      +18,916      -        154       18,835
   exchange
   loss, net
  Other         3,943         6,856       +2,913  +73.9         56       17,474
            ---------     ---------      -------           -------     ---------
                9,370        32,857      +23,487 +250.7        268       64,895


Income before  54,028        83,758      +29,730  +55.0        681      102,037
 income taxes

 Income taxes  24,767        39,650      +14,883  +60.1        322       53,888
            ---------     ---------      -------           -------     ---------
Income before  29,261        44,108      +14,847  +50.7        359       48,149
 minority
 interest and
 equity in net
 income of
 affiliated
 companies

  Minority        592          (382)        -974      -         (3)         475
   interest
   in income
   (loss) of
   consolidated
   subsidiaries

  Equity in net 3,622        21,965      +18,343 +506.4        178       78,654
   income of
   affiliated
   companies
            ---------     ---------      -------           -------     ---------
Net income   Y 32,291      Y 66,455    Y +34,164 +105.8      $ 540    Y 126,328
            ---------     ---------      -------           -------     ---------

Per share data:
  Common stock
   Net income
   - Basic    Y 32.25       Y 66.29     Y +34.04 +105.6     $ 0.54     Y 126.15
   - Diluted    30.75         63.14       +32.39 +105.3       0.51       120.29



Consolidated Statements of Cash Flows
-------------------------------------


                                     (Millions of yen, millions of U.S. dollars)
                                                                         Fiscal
                                                                           year
                                                                          ended
                                   First quarter ended June 30         March 31
                                 2006          2007         2007           2007
                             --------       -------        -----       --------
Cash flows from
 operating activities:
  Net income                 Y 32,291      Y 66,455        $ 540      Y 126,328
  Adjustments to reconcile
   net income to net cash
   provided by (used in)
   operating activities:
    Depreciation and           91,265       104,004          846        400,009
     amortization, including
     amortization of deferred
     insurance acquisition
     costs
    Amortization of film       79,320        90,232          734        368,382
     costs
    Stock-based compensation      750           898            7          3,838
     expense
    Accrual for pension and    (1,349)       (3,133)         (25)       (22,759)
     severance costs, less
     payments
    (Gain) loss on sale,        7,271        (1,260)         (10)         5,820
     disposal or impairment
     of assets, net
    Gain on sale or loss on    (3,885)       (1,339)         (10)       (13,387)
     devaluation of securities
     investments, net
    (Gain) loss on revaluation 14,994       (10,633)         (86)       (11,857)
     of marketable securities
     held in the financial
     service business for
     trading purpose, net
    Gain on change in         (18,046)            -            -        (31,509)
     interest in
     subsidiaries
     and equity
     investees
    Deferred income taxes      29,271        23,859          194        (13,193)
    Equity in net (income)     (2,935)       22,926          186        (68,179)
     losses of affiliated
     companies, net of
     dividends

    Changes in assets and
     liabilities:
     (Increase) decrease in   (64,622)      260,600        2,119       (357,891)
      notes and accounts
      receivable, trade
     Increase in inventories (155,591)     (210,163)      (1,709)      (119,202)
     Increase in film costs   (81,673)      (78,213)        (636)      (320,079)
     Increase (decrease) in    26,605      (216,799)      (1,763)       362,079
      notes and accounts
      payable, trade
     Decrease in accrued      (37,680)      (28,151)        (229)       (14,396)
      income and other taxes
     Increase in future        25,089        48,311          393        172,498
      insurance policy
      benefits and other
     Increase in deferred     (14,959)      (17,355)        (141)       (61,563)
      insurance acquisition
      costs
     (Increase) decrease       23,111       (17,047)        (139)        31,732
      in marketable securities
      held in the financial
      service business for
      trading purpose
     (Increase) decrease in    16,521       (24,912)        (203)       (35,133)
      other current assets
     Increase (decrease) in  (116,126)      (68,725)        (559)        73,222
      other current liabilities
     Other                     52,446       (33,496)        (273)        86,268
                             --------       -------        -----       --------
      Net cash provided by    (97,932)      (93,941)        (764)       561,028
      (used in) operating
       activities
                             --------       -------        -----       --------

 Cash flows from investing
  activities:
  Payments for purchases of  (132,167)     (104,344)        (848)      (527,515)
   fixed assets
  Proceeds from sales of fixed  6,437         8,466           69         87,319
   assets
  Payments for investments   (252,547)     (497,598)      (4,046)      (914,754)
   and advances by financial
   service business
  Payments for investments     (5,888)      (26,318)        (214)      (100,152)
   and advances (other than
   financial service business)
  Proceeds from maturities    220,449       217,601        1,769        679,772
   of marketable securities,
   sales of securities
   investments and
   collections of
   advances by financial
   service business
  Proceeds from maturities of     966         1,968           16         22,828
   marketable securities,
   sales of securities
   investments and
   collections of advances
   (other than financial
   service business)
  Proceeds from sales of       30,298           928            7         43,157
   subsidiaries' and
   equity investees'
   stocks
  Other                           116          (508)          (3)        (6,085)
                             --------       -------        -----       --------
  Net cash used in investing (132,336)     (399,805)      (3,250)      (715,430)
   activities
                             --------       -------        -----       --------
Cash flows from financing
 activities:
  Proceeds from issuance of   105,453        23,447          191        270,780
   long-term debt
  Payments of long-term debt     (952)       (6,081)         (49)      (182,374)
  Increase in short-term        1,857        30,800          250          6,096
   borrowings
  Increase in deposits from    64,907        75,077          610        273,435
   customers in the  financial
   service business
  Increase (decrease) in      (62,700)       18,000          146       (100,700)
   call money and bills sold
   in the banking business
  Dividends paid              (12,552)      (12,562)        (102)       (25,052)
  Proceeds from issuance of     1,685         4,285           35          5,566
   shares under stock-based
   compensation plans
  Other                           126        (1,619)         (13)           152
                              --------       -------        -----       --------
  Net cash provided by          97,824       131,347        1,068       247,903
   financing activities
                              --------       -------        -----       --------
  Effect of exchange rate      (10,254)       12,868          105         3,300
   changes on cash and cash
   equivalents
                              --------       -------        -----       --------
  Net increase (decrease)     (142,698)     (349,531)      (2,841)       96,801
   in cash and cash
   equivalents
  Cash and cash equivalents    703,098       799,899        6,503       703,098
   at beginning of the fiscal
   year
                              --------       -------        -----       --------
  Cash and cash              Y 560,400     Y 450,368      $ 3,662      Y 799,899
   equivalents at the
   end of the period
                              --------       -------        -----       --------


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y123 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 29, 2007.

2. As of June 30, 2007, Sony had 963 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 62 affiliated companies.

3. Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

    Weighted-average number of                        (Thousands of shares)
    outstanding shares                         First quarter ended June 30
    ----------------------------------         2006                   2007
     Net income                           ---------              ---------
       - Basic                            1,001,206              1,002,496
       - Diluted                          1,049,969              1,052,584

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the first quarter ended June 30, 2006 and 2007 were as follows:


                                    (Millions of yen, millions of U.S. dollars)
                                                   First quarter ended June 30
                                              2006           2007         2007
------------------------------------------------------------------------------

Net income                                Y 32,291       Y 66,455        $ 540
 Other comprehensive income (loss):
 Unrealized losses on securities           (48,226)        (4,900)         (40)
 Unrealized gains (losses) on derivative       (55)           644            5
  instruments
 Minimum pension liabilities                   (36)             -            -
  adjustments
 Pension liabilities adjustments                 -         (1,516)         (12)
 Foreign currency translation              (12,290)       112,160          912
  adjustments
                                           -------        -------       ------
                                           (60,607)       106,388          865
------------------------------------------------------------------------------
Comprehensive income (loss)              Y (28,316)     Y 172,843      $ 1,405
------------------------------------------------------------------------------


5. In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued the Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments." Sony adopted SOP 05-1 on April 1, 2007. The adoption of SOP 05-1 did not have a material impact on Sony's results of operations and financial position.

6. In March 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." This statement amends FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" with respect to the accounting for separately recognized servicing assets and servicing liabilities. Sony adopted FAS No. 156 on April 1, 2007. The adoption of FAS No. 156 did not have a material impact on Sony's results of operations and financial position.

7. In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

    Sony adopted FIN No. 48 effective April 1, 2007. As a result of the adoption of FIN No. 48, Sony's opening retained earnings decreased by Y4,452 million ($36 million). As of April 1, 2007, total unrecognized tax benefits were Y223,857 million ($1,820 million). If Sony were to prevail on all unrecognized tax benefits recorded, Y129,632 million ($1,054 million) of the Y223,857 million would reduce the effective tax rate. Sony does not anticipate any significant increases and decreases in unrecognized tax benefits within the next twelve months.

    Interest associated with unrecognized tax benefits is included in interest expense. At April 1, 2007, Sony had an accrual of Y7,899 million ($64 million) related to interest recorded as accrued expenses (before any tax benefits related thereto).

    Penalties associated with income taxes are recorded within income tax expense. At April 1, 2007, Sony had an accrual of Y3,696 million ($30 million) related to penalties recorded as a component of other non-current liabilities.

    As of April 1, 2007, Sony is subject to income tax examinations for Japan and various foreign tax jurisdictions for tax years from 1998 through 2007.

8.  In June 2006, the Emerging Issues Task Force ("EITF") issued EITF
    Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement." EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Sony adopted EITF Issue No. 06-3 on April 1, 2007. The adoption of EITF Issue No. 06-3 did not have a material impact on Sony's results of operations and financial position.


Other Consolidated Financial Data
---------------------------------
                                     (Millions of yen, millions of U.S. dollars)
                                                    First quarter ended June 30
                                            2006       2007    Change      2007
                                        --------    -------   -------    ------
Capital expenditures (additions to     Y 134,056   Y 95,001    -29.1%     $ 772
 property, plant and equipment)
Depreciation and amortization expenses*   91,265    104,004    +14.0        846
(Depreciation expenses for tangible      (71,002)   (76,276)    +7.4       (620)
 assets)
R&D expenses                             119,370    125,983     +5.5      1,024

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs



Business  Segment Information
-----------------------------
                                    (Millions of yen, millions of U.S. dollars)
                                                   First quarter ended June 30
Sales and operating revenue          2006          2007   Change          2007
----------------              -----------     ---------   ------      --------
  Electronics
   Customers                  Y 1,231,640   Y 1,316,049     +6.9%     $ 10,700
   Intersegment                    49,252       113,280                    921
----------------              -----------     ---------               --------
   Total                        1,280,892     1,429,329    +11.6        11,621

  Game
   Customers                      117,026       183,909    +57.2         1,495
   Intersegment                     5,463        12,673                    103
----------------              -----------     ---------               --------
   Total                          122,489       196,582    +60.5         1,598

  Pictures
   Customers                      204,751       231,398    +13.0         1,881
   Intersegment                         -             -                      -
----------------              -----------     ---------               --------
   Total                          204,751       231,398    +13.0         1,881

  Financial Services
   Customers                      118,540       177,052    +49.4         1,440
   Intersegment                     5,561         7,788                     63
----------------              -----------     ---------               --------
   Total                          124,101       184,840     +48.9        1,503

  All Other
   Customers                       72,279        68,102     -5.8           553
   Intersegment                    15,860        16,075                    131
----------------              -----------     ---------               --------
    Total                          88,139        84,177     -4.5           684

  Elimination                     (76,136)     (149,816)       -        (1,218)
----------------              -----------     ---------               --------
  Consolidated total          Y 1,744,236   Y 1,976,510    +13.3%     $ 16,069
----------------              -----------     ---------               --------

  Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

  All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)              2006          2007   Change           2007
-----------------------         ---------      --------   ------         ------
   Electronics                   Y 47,419      Y 84,081   +77.3%          $ 684
   Game                           (26,803)      (29,206)      -            (237)
   Pictures                        (1,165)        3,251       -              26
   Financial Services               4,579        33,753  +637.1             274
   All Other                        4,731         7,754   +63.9              63
-----------------------         ---------      --------   ------         ------
   Total                           28,761        99,633  +246.4             810

   Corporate and elimination       (1,713)         (310)      -              (2)
-----------------------         ---------      --------   ------         ------
   Consolidated total            Y 27,048      Y 99,323  +267.2%          $ 808




Electronics Sales and Operating Revenue to Customers by Product Category
------------------------------------------------------------------------

                                     (Millions of yen, millions of U.S. dollars)
                                                    First quarter ended June 30
Sales and operating revenue                 2006        2007   Change      2007
----------------------------------      --------    -------   -------    ------
Audio                                  Y 116,292   Y 125,491    +7.9 %  $ 1,020
Video                                    270,181     337,388   +24.9      2,743
Televisions                              262,054     235,209   -10.2      1,912
Information and Communications           213,150     232,070    +8.9      1,887
Semiconductors                            47,991      57,160   +19.1        465
Components                               204,736     192,371    -6.0      1,564
Other                                    117,236     136,360   +16.3      1,109
----------------------------------      --------     -------             ------
Total                                Y 1,231,640 Y 1,316,049    +6.9%  $ 10,700


  The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information.

  The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.



Geographic Segment Information
------------------------------

                                     (Millions of yen, millions of U.S. dollars)
                                                    First quarter ended June 30
Sales and operating revenue                 2006        2007   Change      2007
----------------------------------      --------     -------  -------    ------
  Japan                                Y 476,198   Y 516,504    +8.5%   $ 4,199
  United States                          447,917     468,724    +4.6      3,811
  Europe                                 398,852     476,280   +19.4      3,872
  Other Areas                            421,269     515,002   +22.3      4,187
----------------------------------      --------     -------             ------
  Total                              Y 1,744,236 Y 1,976,510   +13.3%   $16,069


  Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.



Condensed Financial Services Financial Statements
-------------------------------------------------

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.

These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.



Condensed Balance Sheet
-----------------------

                                     (Millions of yen, millions of U.S. dollars)
  Financial Services          June 30       March 31       June 30      June 30
    ASSETS                       2006           2007          2007         2007
                             --------        -------       -------       ------
Current assets:
 Cash and cash equivalents  Y 178,848      Y 277,048     Y 123,243      $ 1,002
 Marketable securities        454,081        490,237       513,011        4,171
 Other                        217,525        321,969       375,214        3,050
                             --------        -------       -------       ------
                              850,454      1,089,254     1,011,468        8,223

Investments and advances    3,149,420      3,347,897     3,570,916       29,032
Property, plant and equipment  38,056         38,671        38,275          311
Other assets:
 Deferred insurance           385,152        394,117       398,619        3,241
  acquisition costs
 Other                         96,223        107,703       106,158          863
                             --------        -------       -------       ------
                              481,375        501,820       504,777        4,104
                             --------        -------       -------       ------
                          Y 4,519,305    Y 4,977,642   Y 5,125,436     $ 41,670
                             --------        -------       -------       ------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Short-term borrowings       Y 82,917       Y 48,688      Y 70,163        $ 570
 Notes and accounts payable,   12,516         13,159        13,620          111
  trade
 Deposits from customers      634,950        752,367       796,578        6,476
  in the banking business
 Other                        150,784        143,245       128,889        1,048
                             --------        -------       -------       ------
                              881,167        957,459     1,009,250        8,205

Long-term liabilities:
 Long-term debt               127,284        129,484       127,485        1,036
 Accrued pension and           13,438          8,773         8,464           69
  severance costs
 Future insurance policy    2,799,808      3,037,666     3,117,406       25,345
  benefits and other
 Other                        149,649        204,317       213,650        1,737
                             --------        -------       -------       ------
                            3,090,179      3,380,240     3,467,005       28,187

Minority interest in            4,123          5,145         5,116           42
 consolidated subsidiaries
Stockholders' equity          543,836        634,798       644,065        5,236
                             --------        -------       -------       ------
                          Y 4,519,305    Y 4,977,642   Y 5,125,436     $ 41,670
                             --------        -------       -------       ------



  Sony without                       (Millions of yen, millions of U.S. dollars)
  Financial Services          June 30       March 31       June 30      June 30
      ASSETS                     2006           2007          2007         2007
                             --------        -------       -------       ------
Current assets:
 Cash and cash equivalents  Y 381,552      Y 522,851     Y 327,125      $ 2,660
 Marketable securities          7,574          3,078         3,003           24
 Notes and accounts         1,023,490      1,343,128     1,132,128        9,204
  receivable, trade
 Other                      1,539,698      1,625,914     1,892,992       15,390
                             --------        -------       -------       ------
                            2,952,314      3,494,971     3,355,248       27,278

Film costs                    355,609        308,694       309,841        2,519
Investments and advances      467,617        623,342       643,114        5,229
Investments in Financial      187,400        187,400       187,400        1,524
 Services, at cost
Property, plant and         1,400,353      1,382,860     1,410,661       11,469
 equipment
Other assets                1,005,734      1,100,795     1,192,812        9,697
                             --------        -------       -------       ------
                         Y  6,369,027    Y 7,098,062   Y 7,099,076     $ 57,716
                             --------        -------       -------       ------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Short-term borrowings      Y 220,448       Y 80,944     Y 113,603        $ 924
 Notes and accounts           825,028      1,167,324       961,723        7,819
  payable, trade
 Other                      1,172,416      1,392,333     1,351,164       10,985
                             --------        -------       -------       ------
                            2,217,892      2,640,601     2,426,490       19,728

Long-term liabilities:
 Long-term debt               804,854        925,259       948,058        7,708
 Accrued pension and          161,604        164,701       182,126        1,481
  severance costs
 Other                        332,586        410,354       420,924        3,421
                             --------        -------       -------       ------
                            1,299,044      1,500,314     1,551,108       12,610

Minority interest              34,572         32,808        31,769          258
 in consolidated
 subsidiaries
Stockholders' equity        2,817,519      2,924,339     3,089,709       25,120
                             --------        -------       -------       ------
                          Y 6,369,027    Y 7,098,062   Y 7,099,076     $ 57,716
                             --------        -------       -------       ------


                                     (Millions of yen, millions of U.S. dollars)
   Consolidated               June 30       March 31       June 30      June 30
      ASSETS                     2006           2007          2007         2007
                             --------        -------       -------       ------
Current assets:
 Cash and cash equivalents  Y 560,400      Y 799,899     Y 450,368      $ 3,662
 Marketable securities        461,655        493,315       516,014        4,195
 Notes and accounts         1,039,679      1,369,777     1,157,531        9,411
  receivable, trade
 Other                      1,686,272      1,883,732     2,200,081       17,886
                             --------        -------       -------       ------
                            3,748,006      4,546,723     4,323,994       35,154

Film costs                    355,609        308,694       309,841        2,519
Investments and advances    3,532,095      3,888,736     4,135,212       33,620
Property, plant and         1,438,409      1,421,531     1,448,936       11,780
 equipment

Other assets:
 Deferred insurance           385,152        394,117       398,619        3,241
  acquisition costs
 Other                      1,066,446      1,156,561     1,248,357       10,149
                             --------        -------       -------       ------
                            1,451,598      1,550,678     1,646,976       13,390
                             --------        -------       -------       ------
                         Y 10,525,717   Y 11,716,362  Y 11,864,959     $ 96,463
                             --------        -------       -------       ------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Short-term borrowings      Y 269,654       Y 95,461     Y 145,612      $ 1,184
 Notes and accounts           836,632      1,179,694       974,084        7,919
  payable, trade
 Deposits from customers      634,950        752,367       796,578        6,476
  in the banking business
 Other                      1,294,278      1,524,330     1,469,562       11,948
                             --------        -------       -------       ------
                            3,035,514      3,551,852     3,385,836       27,527

Long-term liabilities:
 Long-term debt               868,204      1,001,005     1,024,604        8,330
 Accrued pension and          175,042        173,474       190,590        1,550
  severance costs
 Future insurance policy    2,799,808      3,037,666     3,117,406       25,345
  benefits and other
 Other                        434,577        542,691       563,281        4,579
                             --------        -------       -------       ------
                            4,277,631      4,754,836     4,895,881       39,804

Minority interest in           39,084         38,970        37,902          308
 consolidated subsidiaries
Stockholders' equity        3,173,488      3,370,704     3,545,340       28,824
                             --------        -------       -------       ------
                         Y 10,525,717   Y 11,716,362  Y 11,864,959     $ 96,463
                             --------        -------       -------       ------


Condensed Statements of Income
------------------------------

                                     (Millions of yen, millions of U.S. dollars)
   Financial Services                               First quarter ended June 30
                                 2006           2007        Change         2007
                             --------        -------       -------       ------

Financial service revenue   Y 124,101      Y 184,840         +48.9%     $ 1,503
Financial service expenses    119,522        151,087         +26.4        1,229
                             --------        -------                     ------
Operating income                4,579         33,753        +637.1          274
Other income (expenses), net      (57)           (83)            -           (0)
                             --------        -------                    ------
Income before income taxes      4,522         33,670        +644.6          274
Income taxes and other          1,085         13,690      +1,161.8          112
                             --------        -------                     ------
Net income                    Y 3,437       Y 19,980        +481.3%       $ 162
---------------------------  --------        -------                     ------


   Sony without                      (Millions of yen, millions of U.S. dollars)
   Financial Services                               First quarter ended June 30
                                 2006           2007        Change         2007
                             --------        -------       -------       ------

Net sales and operating   Y 1,628,283    Y 1,801,475        +10.6%     $ 14,646
 revenue
Costs and expenses          1,606,130      1,736,297         +8.1        14,116
                             --------        -------                     ------
Operating income               22,153         65,178       +194.2           530
Other income (expenses), net   33,465         (8,516)           -           (69)
                             --------        -------                     ------
Income before income taxes     55,618         56,662         +1.9           461
                             --------        -------                     ------
Income taxes and other         20,489          3,613        -82.4            30
                             --------        -------                     ------
Net income                   Y 35,129       Y 53,049        +51.0%        $ 431
                             --------        -------                     ------


                                     (Millions of yen, millions of U.S. dollars)
  Consolidated                                      First quarter ended June 30
                                 2006           2007        Change         2007
                             --------        -------       -------       ------

Financial service revenue   Y 118,540      Y 177,052        +49.4%      $ 1,440
Net sales and operating     1,625,696      1,799,458        +10.7        14,629
 revenue
                             --------        -------       -------       ------
                            1,744,236      1,976,510        +13.3        16,069
Costs and expenses          1,717,188      1,877,187         +9.3        15,261
                             --------        -------       -------       ------
Operating income               27,048         99,323       +267.2           808
Other income (expenses), net   26,980        (15,565)           -          (127)
                             --------        -------       -------       ------
Income before income taxes     54,028         83,758        +55.0           681
Income taxes and other         21,737         17,303        -20.4           141
                             --------        -------       -------       ------
Net income                   Y 32,291       Y 66,455       +105.8%        $ 540
                             --------        -------       -------       ------


Condensed Statements of Cash Flows
----------------------------------


                                     (Millions of yen, millions of U.S. dollars)
  Financial Services                                First quarter ended June 30
                                               2006          2007          2007
                                            -------       -------         -----
Net cash provided by operating             Y 91,910      Y 41,551         $ 338
 activities
Net cash used in investing activities       (40,061)     (291,286)       (2,368)
Net cash provided by financing activities     9,369        95,930           780
                                            -------       -------         -----
Net increase (decrease) in cash and cash     61,218      (153,805)       (1,250)
 equivalents
Cash and cash equivalents at beginning      117,630       277,048         2,252
 of the fiscal year
                                            -------       -------         -----
Cash and cash equivalents at the          Y 178,848     Y 123,243       $ 1,002
 end of the period
                                            -------       -------         -----



                                     (Millions of yen, millions of U.S. dollars)
  Sony without                                      First quarter ended June 30
  Financial Services                           2006          2007          2007
                                            -------       -------         -----
Net cash used in operating activities    Y (189,114)   Y (135,851)     $ (1,104)
Net cash used in investing activities      (100,376)     (110,684)         (900)
Net cash provided by financing activities    95,828        37,941           308
Effect of exchange rate changes on cash     (10,254)       12,868           105
 and cash equivalents
                                            -------       -------         -----
Net decrease in cash and cash equivalents  (203,916)     (195,726)       (1,591)
Cash and cash equivalents at beginning      585,468       522,851         4,251
 of the fiscal year
                                            -------       -------         -----
Cash and cash equivalents at the          Y 381,552     Y 327,125       $ 2,660
 end of the period
                                            -------       -------         -----


                                     (Millions of yen, millions of U.S. dollars)
  Consolidated                                      First quarter ended June 30
                                               2006          2007          2007
                                            -------       -------         -----

Net cash used in operating activities     Y (97,932)    Y (93,941)       $ (764)
Net cash used in investing activities      (132,336)     (399,805)       (3,250)
Net cash provided by financing activities    97,824       131,347         1,068
Effect of exchange rate changes on cash     (10,254)       12,868           105
 and cash equivalents
                                            -------       -------         -----
Net decrease in cash and cash equivalents  (142,698)     (349,531)       (2,841)
Cash and cash equivalents at beginning      703,098       799,899         6,503
 of the fiscal year
                                            -------       -------         -----
Cash and cash equivalents at the          Y 560,400     Y 450,368       $ 3,662
 end of the period
                                            -------       -------         -----


Investor Relations Contacts:
----------------------------
Tokyo                   New York                      London
Tatsuyuki Sonoda        Sam Levenson/Justin Hill/     Shinji Tomita
                        Miki Emura
+81-(0)3-6748-2180      +1-212-833-6722               +44-(0)20-7444-9713

Home Page: http://www.sony.net/IR/